UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Strategic Investment from Outblaze Limited

On September 30, 2022, Versus Systems Inc. (“Versus” or the “Company”) entered into a subscription agreement with Outblaze Ltd., an affiliate of Yat Siu, the Executive Chairman and Co-Founder of multi-billion-dollar digital entertainment company Animoca Brands. Pursuant to the agreement, Outblaze Ltd. purchased 6,184,382 common shares of the Company at a purchase price of $0.181 per share for total gross proceeds of USD $1,119,373.14. The transaction price was based on the market close price of $0.181 per common share on September 29, 2022. The transaction was completed at the then-market price, with no discounts and no warrants. The closing of the transaction occurred on October 6, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2022

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
	Title:	Chief Executive Officer

2